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                                   EXHIBIT 14


TO:  Addressees of Change in Control Agreements, dated
     June 1, 1998

Gentlemen:

     It has come to the Company's attention that the above-referenced letters (the "CIC Agreements") may be ambiguous in two respects, and the Company hereby agrees that the letters therefore are hereby amended as follows:

     (i) No termination of the CIC Agreements at their normal termination dates of July 1, 2001 will affect any payments, benefits or other obligations on the part of the Company that otherwise would have arisen thereunder as a result of the termination of your employment for any reason after a Change in Control (as defined in the CIC Agreements) occurring prior to July 1, 2001.

     (ii) No termination or amendment of the Company's Pension Plan or Special Executive Retirement Plan ("SERP") after the date hereof shall affect the Company's obligations under the fourth sentence of the first paragraph of Section 1 of the CIC Agreements, and in the event of such termination or amendment, the obligations, under such sentence shall be calculated as if such Pension Plan and SERP had continued under its current terms for all periods necessary to make the calculations.

                                    LONE STAR INDUSTRIES, INC.

AGREED AND ACCEPTED:                By: /s/ David W. Wallace
                                        -------------------------------
                                        David W. Wallace

                                        - and -


                                    By: /s/ Jack R. Wenthworth
                                        -------------------------------
                                        Jack R. Wentworth
                                        Chairman, Compensation and
                                        Stock Option Committee